

Paul Owen · 3rd [in]

Board Member

Saint Paul, Minnesota · 500+ connections ·

Contact info

Phenomix Sciences

University of Wisconsin-Stout

Message | **More...**

About

Executive Leader who has demonstrated the ability to lead global diverse teams of professionals in for-profit and nonprofit organizations to new levels of success in highly competitive industries, cutting-edge markets, and fast-paced environments. Strong leadership and business qualifications with a track record of more than 25 years of hands-on experience in start-ups, corporate strategic planning, business unit growth, project and product management, and organizational strategic planning. Proven ability to launch new initiatives to achieve business targets and requirements. Ability to identify deficiencies and potential opportunities, and develop innovative and cost-effective solutions for enhancing competitiveness, increasing revenues, and improving customer-focused offerings.

Specialties: Commercialization and Senior Leadership Experiences
Business Strategy
Strategic Planning
Organizational Development
Operations Management
Sales Strategy and Execution
Marketing Strategy and Execution
Product Management
Training and Development
Mergers/Acquisitions
Union Avoidance
Employee Relations
Executive Recruitment and Selection
Compensation and Benefits
Project Management

Activity

4,205 followers

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 Isabelle, Unfortunately, ARC early on in the Coalition stage...
Paul replied to a comment

 Have had the privilege of working with the team at...
Paul shared this
7 Reactions · 3 Comments

 Nice work Professor!
Paul commented

 Well deserved Jodi! Congrats!!
Paul commented

Experience

 **Board Member**
Phenomix Sciences
Aug 2019 – Present · 11 mos
Greater Minneapolis-St. Paul Area

 **Board Member**
PathRight Medical Inc.
Aug 2018 – Apr 2020 · 1 yr 9 mos
Greater Minneapolis-St. Paul Area

 **OneOme**
4 yrs 6 mos

Advisor
Jul 2019 – Dec 2019 · 6 mos

Chief Executive Officer
Jul 2015 – Sep 2019 · 4 yrs 3 mos
Greater Minneapolis-St. Paul Area

- Named one of the World's 50 Most Innovative Companies for 2018 by Fast Company — a prestigious award that "honors leading enterprises and rising newcomers that exemplify the best in business and innovation." OneOme is ranked #22 overall and #2 in the biotech category. **...see more**

 **Global Commercialization Business Leader**
Invitae
Aug 2014 – Aug 2015 · 1 yr 1 mo

 **Mayo Clinic**
9 yrs 5 mos

VICE CHAIR NEW PRODCUT DEVELOPMENT, GLOBAL BUSINESS SOLUTIONS
Mar 2014 – Aug 2014 · 6 mos

SR. DIRECTOR OF GLOBAL BUSINESS SERVICES
Apr 2005 – Mar 2014 · 9 yrs

 **VICE PRESIDENT OF HUMAN RESOURCES, ADMINISTRATIVE SERVICES AND ORGANIZATIONAL DEVELOPMENT**
Zimmer

Zimmer
Jan 2000 – Apr 2004 · 4 yrs 4 mos

 **DIRECTOR OF HUMAN RESOURCES**
BOSTON SCIENTIFIC CORPORATION,
May 1997 – Dec 1999 · 2 yrs 8 mos

 **REGIONAL DIRECTOR OF HUMAN RESOURCES**
BELLSOUTH CORPORATION
Aug 1994 – May 1997 · 2 yrs 10 mos

 **DIRECTOR OF HUMAN RESOURCES**
EGLESTON CHILDREN'S HOSPITAL AT EMORY UNIVERSITY
Oct 1991 – Aug 1994 · 2 yrs 11 mos
Responsible for the leadership and integration of employment, employee
relations, compensation, library services, benefits, HRIS, education and
organizational development departments for 2,000 employees.

 **Director, Employment and Employee Relations**
Hyatt Hotels Corporation
Feb 1988 – Oct 1991 · 3 yrs 9 mos
Greater Chicago Area

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Education

 **University of Wisconsin-Stout**
BS, Business Administration
1983 – 1987

Volunteer Experience

 **Business Advisor**
University of Minnesota Venture Center Business Advisory Group
Dec 2019 – Present • 7 mos

Skills & Endorsements

Leadership · 71

 Endorsed by **Rajeev Chaudhry** and 1
other who is highly skilled at this

 Endorsed by **3 of Paul's colleagues** at
OneOme

Strategic Planning · 55

 Endorsed by **4 of Paul's colleagues** at
OneOme

 Endorsed by **11 people** who know
Strategic Planning

Cross-functional Team Leadership · 44

 Endorsed by **2 of Paul's colleagues** at OneOme

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Recommendations

Received (4)   Given (3)

 **Matthias Mölleney**
Founder and
Managing Partner at
peopleXpert
May 6, 2008, Matthias
managed Paul directly

I has been a truly great pleasure to work with Paul
during my time as EVP HR at Centerpulse. Paul has
both a very professional and a cooperative attitude,
he looks ahead, is able to anticipate future
developments in his area of responsibility and work
pro-... See more

 **Kevin Crouch**
Executive Sales &
Operations
Leadership | Startup,
Turnaround, Scaling
For Growth |
Sustainable Revenue
Generation |
December 5, 2007, Kevin
worked with Paul in
different groups

Paul is outstanding in all phases of business. Paul
was an instrumental resource to me as the HR
Director over sales at Boston Scientific. Paul is
adept at sizing up complex issues both business
and interpersonal and offering best in class
solutions.

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Interests

 **Invitae**
20,652 followers

 **Amicus Therapeutics**
20,104 followers

 **Alternative and Mainstrea...**
1,189 members

 **Harvard Business Review**
1,999,293 members

 **Healthcare Executives Net...**
302,447 members

 **UW Stout Alumni**
3,346 members

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Linked **in**

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